Exhibit (a)(5)(QQ)

You’ve heard NovaGold’s stories.
Now consider the facts.

Eleven other companies considered the facts...and took a pass.

Consider your choice next Tuesday, Nov. 21:
Barrick’s US$16 best and final cash offer or substantial project risk and significant share dilution.

Delays at Galore Creek
Galore Creek will not be permitted in the second quarter of 2007 as NovaGold suggests. Satisfaction of complex regulatory requirements and resolution of ongoing litigation will not be completed until 2008 or beyond. This will push the start of the Galore Creek revenue stream further into the future. And the independent feasibility study shows that the project’s economics have significantly deteriorated.

Dispute over Donlin Creek Ownership
Barrick will deliver the required Feasibility Study by November 2007. Permits do not have to be obtained as part of the Feasibility Study. NovaGold’s CFO has acknowledged this under oath in court in Alaska. Barrick expects to earn its 70% interest in Donlin Creek.

Significant Dilution
Donlin Creek and Galore Creek require a capital investment of US$3.5 billion. Even if NovaGold is able to raise this capital, it will likely require the sale of a major stake in Galore Creek, significant equity dilution and substantial hedging of gold and copper.

Barrick’s Best and Final Offer Delivers Value
Barrick’s valuation of NovaGold is full and fair. Barrick has offered a multiple over NovaGold’s net asset value that is comparable to the multiple paid for senior gold producing companies. Barrick’s offer has been supporting NovaGold’s share price. If NovaGold’s shares were trading in line with the XAU gold index in the absence of our offer, the stock would be trading in the US$12 range.

...And Barrick’s Evaluation Does Not Stand Alone
Eleven world-class mining companies were given access to all the facts in NovaGold’s data room and not one of them was prepared to compete with Barrick’s prior offer of US$14.50 per share. Those eleven companies did not buy NovaGold’s story and neither does Barrick. Barrick does not pay good money for storylines - Barrick pays good money for value.

Additional Information
On August 4, 2006, Barrick Gold Corporation filed a tender offer statement related to its tender offer for the outstanding common shares of NovaGold Resources Inc. Investors and security holders of NovaGold are urged to read the tender offer statement, because it contains important information. Investors and security holders of NovaGold may obtain a free copy of the tender offer statement and other documents filed by Barrick Gold Corporation with the SEC at the SEC’s website at www.sec.gov. The tender offer statement may also be obtained for free from Barrick Gold Corporation on its website or by directing a request to Barrick Gold Corporation’s investor relations department.